UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

HAWAIIAN TELCOM HOLDCO, INC.

(Exact name of registrant as specified in its charter)

Delaware	84-1659868
(State of incorporation or organization)	(IRS Employer Identification No.)

1177 Bishop Street Honolulu, Hawaii	96813
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Title of Each Class to be so Registered	Name of Each Exchange On Which Each Class is to be Registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.    Description of Registrant’s Securities to be Registered.

The NASDAQ Stock Market LLC has approved Hawaiian Telcom Holdco, Inc.’s (the “Company”) application to list its Common Stock, par value $0.01 per share (“Common Stock”), registered hereunder.

For a description of the Company’s Common Stock and other capital stock, reference is made to the information set forth under the heading “Description of Registrant’s Securities to Be Registered” contained in the Company’s registration statement on Form 10 (File No.: 000-54196), filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2010, under the Securities Exchange Act of 1934, as amended, which information is incorporated herein by reference.

The Company’s Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) contains restrictions prohibiting the transfer of Common Stock of the Company without the prior authorization of the Board of Directors (the “Board”) if such transfer affects the percentage of stock of the Company (within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) and the treasury regulations promulgated thereunder), that is treated as owned by a 5% stockholder.  Any transfer of stock in violation of these restrictions will be void ab initio.  All stockholders of the Company that have filed or would be required to file a Schedule 13D or 13G with the Commission (or who otherwise would be treated as a holder of 5% or more of the Company’s stock for purposes of Section 382 of the Code) shall be required to provide certain information to the Company regarding such stockholder’s ownership of the Company’s stock.  The trading restrictions shall expire on October 28, 2012; provided, however, that the Board may determine to extend the trading restrictions for an additional period of time.

Anti-Takeover Effects of Certain Provisions of the Company’s Certificate of Incorporation and Bylaws

Certain provisions of the Certificate of Incorporation and Amended and Restated Bylaws (“Bylaws”), which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Blank Check Preferred. The Board is authorized to create and issue from time to time, without stockholder approval, up to an aggregate of 5,000,000 shares of Preferred Stock in one or more series and to establish the number of shares of any series of Preferred Stock and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions of the shares of each series. The authority to designate Preferred Stock may be used to issue series of Preferred Stock, or rights to acquire Preferred Stock, that could dilute the interest of, or impair the voting power of, holders of the Common Stock or could also be used as a method of determining, delaying or preventing a change of control.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. The Certificate of Incorporation provides that the Company’s stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of the Company’s capital stock would not be able to amend the Bylaws or remove directors without holding a meeting of stockholders called in accordance with the Bylaws.  In addition, the Bylaws provide that special meetings of the stockholders may be called only by the chairman of the Board, the chief executive officer or the Board. Stockholders may not call a special meeting, which may delay the ability of the Company’s stockholders to force consideration of a proposal or for holders controlling a majority of the Company’s capital stock to take any action, including the removal of directors.

Advance Notice Bylaws. The Bylaws contain an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given the Company’s corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the annual meeting. Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

No Cumulative Voting.  The Certificate of Incorporation does not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the Board. Without cumulative voting, a minority stockholder may not be able to gain as many seats on the Company’s Board as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Company’s Board to influence the Board’s decision regarding a takeover.

Delaware Anti-Takeover Statute.  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless: (i) prior to the date of the transaction, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, calculated as provided under Section 203; or (iii) at or subsequent to the date of the transaction, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The Company expects the existence of this provision to have an anti-takeover effect with respect to transactions the Board does not approve in advance.  The Company also anticipates that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

BNY Mellon Shareowner Services is the transfer agent for the Company’s Common Stock.

Item 2.    Exhibits.

The following exhibits have been filed as exhibits to this registration statement and are incorporated herein by reference:

Exhibit No.	Description of Exhibits
3.1

Amended and Restated Certificate of Incorporation of Hawaiian Telcom Holdco, Inc., filed October 28, 2010 with The State of Delaware (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 10-12G, File No. 0-54196, filed with the Commission on November 16, 2010).

3.2

Bylaws of Hawaiian Telcom Holdco, Inc., amended and restated effective November 9, 2010 (incorporated by reference to Exhibit 3.2 of the Registrant’s Form 10-12G, File No. 0-54196, filed with the Commission on November 16, 2010).

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.6 of the Registrant’s Form 10, File No. 000-54196, filed with the Commission on November 16, 2010).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HAWAIIAN TELCOM HOLDCO, INC.

Date: July 1, 2011	By:	/s/ Eric K. Yeaman
Eric K. Yeaman
Chief Executive Officer